

November 4, 2014

Via E-mail
Alex Ko
Chief Financial Officer
Wilshire Bancorp, Inc.
3200 Wilshire Blvd.
Los Angeles, CA

      Re: Wilshire Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 14, 2014
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 14, 2013
              File No. 000-50923

Dear Mr. Ko:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio, page 81

1. We note your disclosure on page 86 that "*...starting in 2013, the Company no longer included warehouse lending residential mortgage loans in loans held-for-sale as the underlying mortgage loans in warehouse credit transactions were deemed not to meeting the sales accounting criteria under ASC 860-10-40-5.*" Please tell us the following so that we may better understand your accounting.

   - Please tell us how you accounted for your warehouse lending residential mortgage loans from 2010 through 2012 and tell us if the transactions met the sales criteria under ASC 860-10-40-5 for those periods. In your response discuss the financial impact for each year,
   - How you accounted for the change under ASC 250 and explain how that is reflected in your Form 10K, and
   - If you determined this change was the result of an error please provide your SEC Staff Accounting Bulletin No. 99 materiality analysis for each year from 2010 through 2012.

Form 10-K For the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

FDIC Indemnification Asset, page 59

2. Please tell us when you adopted ASU 2012-06 (ASC 805-20-35-4B) and how you accounted for the 2012 $7.9m impairment in your FDIC indemnification asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant